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12/22/14

SECUR 14042213 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47390

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/13 AND ENDING 9/30/14
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ANZ Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 19 2014
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

tg 12/23/14

RECEIVED
2014 DEC 19 PM 1:38
SEC / TM

ANZ SECURITIES, INC.
(An Ultimately Wholly Owned Subsidiary of
Australia and New Zealand Banking Group Limited)

Statement of Financial Condition

September 30, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
ANZ Securities, Inc.:

We have audited the accompanying statement of financial condition of ANZ Securities, Inc. as of September 30, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of ANZ Securities, Inc. as of September 30, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

December 18, 2014

ANZ SECURITIES, INC.
(An Ultimately Wholly Owned Subsidiary of
Australia and New Zealand Banking Group Limited)

Statement of Financial Condition

September 30, 2014

	Note		
Assets			
Cash and cash equivalents	3	$	54,222,768
Fails to deliver	8		6,925,236
Receivable from brokers, dealers and clearing organizations			171,676
Private placement and underwriting fees receivable			3,703,361
Management fee and other receivables from Ultimate Parent	5, 8		615,739
Deferred tax asset, net	7		881,582
Total assets			66,520,362
Liabilities and Stockholder's Equity			
Liabilities:			
Accounts payable and accrued expenses			2,565,740
Current taxes payable	7		539,940
Fails to receive			6,925,236
Total liabilities			10,030,916
Commitments and contingent liabilities	5		
Subordinated borrowings with Parent	4, 8		20,000,000
Stockholder's equity:			
Common stock, no par value. Authorized, issued, and outstanding, 200 shares			548,487
Retained earnings			35,940,959
Total stockholder's equity			36,489,446
Total liabilities and stockholder's equity		$	66,520,362

See accompanying notes to statement of financial condition.

(1) Organization

ANZ Securities, Inc. (the Company) is a wholly owned subsidiary of Minerva Holdings Limited, which, in turn, is a wholly owned subsidiary of ANZ Funds Pty Limited (the Parent), which, in turn, is ultimately a wholly owned subsidiary of Australia and New Zealand Banking Group Limited (the Ultimate Parent).

The Company is a non-carrying broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), as well as the Securities Investor Protection Corporation (SIPC).

The Company participates in the underwriting of fixed income securities as a Selling Group Member, Manager, or Co-Manager. The Company is a placement agent in the Regulation D private placement of securities on a "best-efforts" basis.

Further, the Company is a dealer in Australian, New Zealand, and Asian fixed income securities and acts as an agent for the Ultimate Parent, liaising between U.S. customers and the Ultimate Parent. The Ultimate Parent performs certain execution, clearing, and settlement services for the Company.

Securities transactions are made on a delivery versus payment basis or receipt versus payment basis (DVP/RVP).

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company maintains its financial records in United States dollars. These financial statements are prepared under U.S. generally accepted accounting principles (GAAP).

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and assumptions.

(c) Fixed Assets

The Company does not maintain or own any fixed assets. The furniture, fixtures, and equipment used in the daily operation are rented from the Ultimate Parent's New York branch.

(d) Loss contingencies

The accrual amounts for legal contingencies are estimated in accordance with the probability of occurrence and reasonably estimable criteria of Account Standards Codification (ASC) Subtopic 450-20, *Loss Contingencies*.

(e) Cash and Cash Equivalents

The Company considers investments in money market funds and all highly liquid investments with an original maturity of 90 days or less at the time of purchase as cash equivalents. Cash equivalents are carried at cost, which approximates fair value.

(f) Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, *Income Taxes*. The Company records income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on differences between financial statement and tax bases of assets and liabilities using presently enacted tax rates. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets, unless it is more likely than not that such assets will be realized. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(3) Cash and Cash Equivalents

The composition of cash and cash equivalents as of September 30, 2014 is as follows:

Money Market Account	$	53,631,106
Payroll Account		378,532
Operating Bank Account (refer Note 8 Related Party Transactions)		213,130
Total cash and cash equivalents	$	54,222,768

(4) Subordinated Borrowings

The Company has a Revolving Credit Facility (RCF) provided by the Parent whereby the Parent irrevocably agrees that the obligations of the Company, with respect to the payment of principal and interest, shall be subordinate to all claims of all other present and future creditors of the Company.

The RCF has a principal amount of $150 million and a scheduled maturity date of December 16, 2016, having been renegotiated in January 2014 from the original maturity date of November 10, 2014. As of September 30, 2014 the RFC was bearing interest at the rate of the three-month USD London Interbank Offered Rate (LIBOR) plus 241 basis points payable on the outstanding advances.

Under the terms of the RCF, the Company may draw on the facility and/or repay outstanding advances in aggregate amounts of $10 million or multiples thereof until December 16, 2015. Thereafter, in the remaining year to December 16, 2016, the Company is not able to make incremental drawings, and must repay any outstandings by the maturity date. The Company is required to notify FINRA of advances drawn under the RCF; repayments of the principal amount prior to the final maturity date are subject to written approval of FINRA.

The Company received approval from FINRA that the current RCF meets FINRA's subordination requirements. It is included in net capital in the computation of net capital under SEC Rule 15c3-1 (see Note 9 and Schedule I).

(5) Commitments and Contingent Liabilities

The Company is party to outstanding court proceedings and lawsuits relating to certain underwriting activities. The Company has an insurance policy with a captive insurance company operated by the Parent covering all related potential losses subject to an insurance deductible.

During the year, the Company collected from the captive insurance company $6.1 million reflecting the agreed insurance coverage of a class action and individual action settled in a prior period, and related professional legal costs. This recovery exceeded the receivable recorded as of September 30, 2013 of $5.1 million.

At September 30, 2014, the Company recorded an accrued liability of $1 million to cover the estimated litigation exposure associated with pending individual actions.

(6) Employee Benefits

The Company participates in the Australia and New Zealand Bank Retirement Savings Plan, which is a defined contribution plan sponsored by the Ultimate Parent's New York branch. The plan is qualified under Section 401(k) of the Internal Revenue Code and covers all employees of the Company. Under the plan, employees are permitted to contribute up to 50% of compensation on a pre-tax basis and an additional 6% after tax, limited to maximum annual contribution amounts as set by the Internal Revenue Code. The Company makes matching contributions of up to 4% of employees' salaries, and in addition may make an additional discretionary contribution of employees' salaries.

Certain employees were granted deferred equity compensation during the current year as well as in prior years, paid in shares of the Ultimate Parent which vest to the employee after a predetermined period from the date of grant, usually over three years. As of September 30, 2014, $132,722 of unrecognized compensation costs related to unvested deferred compensation remains.

(7) Income Taxes

As of September 30, 2014, the Company recognized a deferred tax asset of $415,144 related to the provision raised for estimated litigation exposure associated with specific actions, $224,529 related to interest expense, and $241,909 related to employee compensation. Management has determined that the realization of the recognized deferred tax assets is more likely than not, based on taxable temporary differences and anticipated future taxable income.

The Company did not have any uncertain tax positions in the current year, and there are no tax positions that the Company has taken for which it is reasonably possible that the unrecognized benefit will significantly change in the next twelve months.

New York State and New York City are principally where the Company is subject to state and local income taxes, respectively. The Company's Federal, New York State, and New York City tax returns for fiscal years ended September 30, 2011, 2012 and 2013 are open to examinations. The Company is

currently under audit examination for tax year ended September 30, 2011 by the New York City Department of Taxation and Finance and under examination for tax year ended September 30, 2012 by the Internal Revenue Service.

(8) Related Party Transactions

In the normal course of business the Company conducts transactions with its Parent, the Ultimate Parent and other related parties. No outstanding amounts as of September 30, 2014 have been written down or recorded as allowances, as they are considered fully collectible.

The following is a summary of amounts reflected in the statement of financial condition that are a result of transactions with affiliated companies as of September 30, 2014:

	Ultimate Parent	Other members of ANZ Group
Statement of financial condition, asset/(liability):		
Operating Bank Account	$ 213,130	$ -
Management fee and other receivables from Ultimate Parent	615,739	-
Private placement and underwriting fees receivable	20,153	333,330
Fails to deliver	6,421,325	-
Accounts Payable and accrued expenses	(938,382)	-
Fails to receive	(503,911)	-
Subordinated borrowings	-	(20,000,000)

(9) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company calculates its net capital requirement under the alternative method, which requires a broker-dealer to maintain net capital equal to the greater of $250,000 or 2% of aggregate debit balances.

At September 30, 2014, the Company had net capital of $51,206,318, which is in excess of its required net capital of $250,000 by $50,956,918, which is in compliance with the required net capital in accordance with SEC Rule 15c3-1.

(10) Subsequent Events

The Company has evaluated subsequent events through the date the accompanying statement of financial condition was issued, which was December 18, 2014. None were identified for inclusion in this report.